AZTEK VENTURES INC.
435 Martin Street, Suite 3080
Blaine, WA 98230
Tel: (360) 332-3170

January 31, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, North East
Mail Stop 3561
Washington, D.C. 20549

Attention:	Goldie B. Walker,
Office of Emerging Growth Companies

Dear Madam:

Re:	Aztek Ventures Inc. (the “Company”)
Registration Statement on Form SB-2 - 333-133295

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 12:00 p.m. (Eastern Standard Time) on February 2, 2007, or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form SB-2, the Company acknowledges that:

(a)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,

AZTEK VENTURES INC.

/s/ Curt White
_____________________________

CURT WHITE
President and Chief Executive Officer